Exhibit 1

PRESS RELEASE

Gentium presents additional efficacy and safety data on Defibrotide at the American Society of Hematology

VILLA GUARDIA (COMO), Italy, December 7, 2010 (GLOBE NEWSWIRE) -- Gentium S.p.A. (NASDAQ: GENT) (the “Company”) today announced that three abstracts on Defibrotide were presented at the 52nd Annual Meeting and Exposition of the American Society of Hematology held at the Orange County Convention Center in Orlando, Florida, December 4-7, 2010.

Dr. Paul Richardson, Clinical Director of the Dana-Farber Cancer Institute, Boston, MA (USA), reported in an oral presentation the results of an interim analysis of the ongoing Treatment IND (T-IND) Expanded Access Protocol. The interim analysis reported results of 104 patients with severe Veno-Occlusive Disease (sVOD) with Multi-Organ Failure (MOF). Patients were enrolled at 36 US institutions between December 2007 and September 2009, 31 patients (30%) achieved a complete response (CR) by D+100, 33 patients (32%) survived to Day + 100 post SCT. Similar to the Phase III results, less sick patients responded better: patients who were not on dialysis or were not ventilator dependent at study entry had a higher CR rate compared to patients who were (41% vs 23%). In this population, no unexpected toxicities were observed and Defibrotide-associated toxicities were consistent with prior studies.

Dr. Richardson also reported in a poster presentation the results of a meta-analysis pooling data from matched patients with severe VOD with MOF in the Phase II and III studies (n= 133).  Results were compared to the Historical Control (HC) group from the original Phase III study (N=32).  Findings from this meta-analysis were consistent with results reported from previous studies; with improved outcomes of CR and survival by Day + 100 post SCT.  CR in treated patients was 29% vs. 9% in the HC (p=0.0021 by propensity adjusted score), survival at Day + 100 was 40% vs. 25% (p= 0.0408).  Similar with other studies, patients who were less severely compromised (those patients who were not on dialysis or ventilator dependent at study entry) had improved outcomes (CR rate 35% vs 10%; p=0.0006). The data presented by Dr. Richardson also supported the results of a recent randomized prophylactic study (Corbacioglu et al, EBMT 2010), confirming that Graft-versus-Host Disease (GvHD) was less common in Defibrotide treated patients compared to HC (6% vs 25%).

Enrollment into the T-IND study continues and, following the amendment effective at the end of September 2009, entry criteria for the T-IND study were expanded to permit enrollment of patients with less severe VOD and VOD post chemotherapy.

Dr. Richardson commented “We are pleased with the widespread participation from a large number of transplant centers, many of which had not previously participated in Phase II or Phase III clinical trials. We are very encouraged that these results from the broad use across many transplant centers confirm and are consistent with the data seen in previous studies.”

A poster abstract, ‘Safety of Defibrotide in Stem Cell Transplant Patients’ was presented by Dr. Selim Corbacioglu, Pediatrics, University of Regensburg (Germany). The safety of Defibrotide has been previously established in clinical trials including more than 9,000 patients in the treatment of vascular diseases, with related adverse events (AEs) reported in 2% of these patients. To date, 1824 SCT patients have received Defibrotide in controlled and uncontrolled studies for the treatment or prevention of VOD/sVOD; the majority of these patients received the current 25 mg/kg/day dose.  A review of safety for Defibrotide was undertaken to assess the overall safety profile of Defibrotide in this more compromised SCT population, predisposed to increased regimen related toxicities, including hemorrhagic and thrombotic complications: bleeding is common in this population, particularly in sVOD with MOF. The safety database of 1824 includes data from the controlled phase II and the phase III pivotal sVOD treatment study and the phase III pediatric VOD prevention study. Overall, the incidence of related adverse events was 1% (9 out of 772 patients) in VOD prophylaxis and 9% (96 out of 1052 patients) in compromised patients who had received Defibrotide for the treatment of VOD/sVOD. Defibrotide was well-tolerated, with adverse events (including hemorrhages) reported with similar frequency to the control.

“These results from a large cohort of patients for safety are consistent with what we have seen in the clinical setting and generally confirm our experience that Defibrotide does not increase the risk of complications in SCT patients,” said Dr. Corbacioglu.

Dr. Massimo Iacobelli, Scientific Director of Gentium S.p.A., said, “We are pleased that the interim results of the T-IND study were well-received.  We are also delighted with the support received from the Bone Marrow Transplant community. The safety database now includes a large cohort of patients for a rare disease. We continue to work toward submitting applications to the regulatory agencies.”

About VOD
Veno-occlusive disease is a potentially life-threatening condition, which typically occurs as a significant complication of stem cell transplantation. Certain high-dose conditioning regimens used as part of stem cell transplant (SCT) can damage the lining cells of hepatic blood vessels and so result in VOD, a blockage of the small veins of the liver that leads to liver failure and can result in significant dysfunction in other organs such as the kidneys and lungs (so-called severe VOD). SCT is a frequently used treatment modality following high-dose chemotherapy and radiation therapy for hematologic cancers and other conditions in both adults and children. There is currently no approved agent for the treatment or prevention of VOD in the US or the EU.

About Gentium
Gentium S.p.A., located in Como, Italy, is a biopharmaceutical company focused on the development and manufacture of drugs to treat and prevent a variety of diseases and conditions, including vascular diseases related to cancer and cancer treatments. Defibrotide, the Company's lead product candidate, is an investigational drug that has been granted Orphan Drug status by the U.S. FDA and Orphan Medicinal Product Designation by the European Commission both to treat and to prevent VOD and Fast Track Designation by the U.S. FDA to treat VOD.

Cautionary Note Regarding Forward-Looking Statements
This press release contains "forward-looking statements." In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company's belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company's control. It is possible that actual results, including with respect to the possibility of any future regulatory approval, may differ materially from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Form 20-F filed with the Securities and Exchange Commission under the caption "Risk Factors."

SOURCE: Gentium S.p.A.

Gentium S.p.A.
Salvatore Calabrese, +39 031-385-287
Chief Financial Officer
scalabrese@gentium.it

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